Exhibit 99.1

Caledonia Mining Corporation Plc

Results for the Quarter and Nine Months to September 30, 2017

(NYSE: CMCL, AIM: CMCL, TSX: CAL)

St Helier, November 13, 2017 – Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces its operating and financial results for the third quarter (“Q3” or the “Quarter”) and nine months to September 30, 2017.

	3 months ended September 30		9 months ended September 30		Comment
	2016	2017	2016	2017
Gold produced (oz)	13,428	14,396	36,760	39,710	Increased gold production in the quarter due to higher grade
On-mine cost per ounce ($/oz) [1]	618	638	643	663	On mine costs remain broadly stable; slight increase due to the short-term effects of equipment in new working areas below 750 metres
All-in sustaining cost ($/oz) [1] (“AISC”)	1,004	773	971	827	Lower AISC due to lower administrative expenses and sustaining capital expenditure and the recognition of the export incentive credit in 2017
Average realised gold price ($/oz) [1]	1,312	1,265	1,247	1,238	Realised gold price reflects the market price
Gross profit [2]	6,780	7,229	16,604	17,910	Increased gross profit due to higher production and sales, offset by a lower gold price
Net profit attributable to shareholders	1,118	3,120	5,268	6,152	Higher attributable profit for the Quarter due to higher gross profit and reduced administrative and share-based payment expenses
Adjusted basic earnings per share (“EPS”)[3] (cents)	22.1	40.8	65.4	87.3	Increased adjusted EPS for the Quarter due to higher attributable profit and the add-back of deferred taxation
Cash and cash equivalents	12,390	11,830	12,390	11,830	Cash position remains robust despite increased capital expenditure
Cash from operating activities	7,107	10,118	16,071	16,598	Cash from operating activity benefits from reduced working capital

 __________________________

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document. Refer to Section 10 of the associated management discussion and analysis for the Quarter (“MD&A”) for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of the MD&A for a discussion of non-IFRS measures. Per share data for current and prior periods has been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017.

Head and Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

Commenting on the results, Steve Curtis, Chief Executive Officer, said:

“The third quarter of 2017 was a strong quarter in terms of operating and financial performance. However, this was clouded by a fatality at the Blanket mine in July. I join with my colleagues and fellow Directors in again expressing our sincere condolences to the families and colleagues of the deceased and assure all our stakeholders at Blanket of our continued and unwavering commitment to safe and sustainable operations.

“Gold production in the Quarter achieved a new record: 14,396 ounces of gold were produced in the third quarter – seven per cent more than the third quarter of 2016 and 15 per cent more than in the preceding quarter. The increased production was primarily due to higher grades, which was due to the improved mine flexibility as a result of the measures taken in previous quarters.

“The higher gold production resulted in higher revenues and a substantial increase in profit. Net profit attributable to shareholders in the Quarter was $3.1 million – almost three times higher than the third quarter of 2016 and over four times higher than the preceding quarter.

“The all-in sustaining cost (”AISC”) per ounce fell sharply in the Quarter to $773 per ounce compared to $855 per ounce in the previous quarter and $1,004 per ounce in the third quarter of 2016. The reduction was due to higher gold production, which means that fixed costs such as general and administrative costs are spread across more ounces. The lower AISC compared to the third quarter of 2016 was also due to lower general and administrative expenses and the recognition of the export incentive credit which is paid by the Zimbabwean government at a value of three and a half per cent of Blanket’s revenues.

“Cash from operating activities in the Quarter was $10.1 million which allowed further investment at Blanket, of approximately $8 million and net cash at the end of the Quarter was $11.8 million compared to $10.8 million at the end of June 2017.

“I am pleased to report that Blanket paid a dividend of $2.5 million at the end of the Quarter which means that Blanket’s indigenous shareholders participate in the profit generated by the mine. The payment of a dividend by Blanket also means that Caledonia receives its 49 per cent share of the dividends in addition to repayments on the facilitation loans that are due to Caledonia from Blanket’s indigenous shareholders.

“On November 2, Caledonia published a resource update in which the Measured and Indicated resources at Blanket Mine increased by six per cent from 671,000 ounces at December 31, 2016 to 714,000 ounces as at August 31, 2017. In addition, the ounces included in Inferred resources increased by 47 per cent to 887,000 ounces. The increase in resources is a testament to our increased focus on exploration and resource development in recent years.

“In light of the increased resources, Caledonia announced on November 10, 2017 that the Central Shaft project will be extended by a further 240 metres to a depth of 1,330 metres, thereby providing access to the deeper resources that we have now identified. The extension to the Central Shaft will cost $10 million and is expected to extend Blanket’s life of mine by a further four years to 2031 and should allow Blanket to maintain its target production rate of 80,000 ounces from 2021 until at least 2029 based on the existing resources.”

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 and is disclosed in accordance with the Company's obligations under Article 17 of those Regulations.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)
	3 months ended September 30		9 months ended September 30
	2016	2017	2016	2017

Revenue	17,637	18,230	46,741	50,163
Royalty	(883)	(913)	(2,340)	(2,512)
Production costs	(9,090)	(9,080)	(25,213)	(26,992)
Depreciation	(884)	(1,008)	(2,584)	(2,749)
Gross profit	6,780	7,229	16,604	17,910
Other income	12	663	86	1,864
Administrative expenses	(1,997)	(1,607)	(5,233)	(4,541)
Foreign exchange gain/(loss)	(132)	(3)	(332)	16
Cash settled share based payment	(497)	(73)	(747)	(607)
Equity settled share based payment	-	-	-	(835)
Sale of Blanket Mine treasury bills	-	-	3,203	-
Margin call on gold hedge	-	-	(435)	-
Operating profit	4,166	6,209	13,146	13,807
Net finance cost	(53)	(7)	(142)	(24)
Profit before tax	4,113	6,202	13,004	13,783
Tax expense	(2,290)	(2,326)	(5,797)	(5,876)
Profit for the period	1,823	3,876	7,207	7,907

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	73	(110)	46	23
Total comprehensive income for the period	1,896	3,766	7,253	7,930

Profit attributable to:
Shareholders of the Company	1,118	3,120	5,268	6,152
Non-controlling interests	705	756	1,939	1,755
Profit for the period	1,823	3,876	7,207	7,907

Total comprehensive income attributable to:
Shareholders of the Company	1,191	3,010	5,314	6,175
Non-controlling interests	705	756	1,939	1,755
Total comprehensive income for the period	1,896	3,766	7,253	7,930

Earnings per share (i)
Basic	0.10	0.29	0.49	0.57
Diluted	0.10	0.29	0.48	0.57
Adjusted earnings per share (i) (ii)
Basic	0.22	0.41	0.65	0.87

(i)	Earnings per share (“EPS”) and adjusted EPS for current and prior periods have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017

(ii)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended September 30		9 months ended September 30
	2016	2017	2016	2017
Cash flows from operating activities
Cash generated from operations	8,057	11,652	17,892	19,526
Net interest paid	(52)	(116)	(142)	(121)
Tax paid	(898)	(1,418)	(1,679)	(2,807)
Cash from operating activities	7,107	10,118	16,071	16,598

Cash flows from investing activities
Acquisition of property, plant and equipment	(4,440)	(8,056)	(12,670)	(15,575)
Proceeds from property, plant and equipment	19	-	78	-
Net cash used in investing activities	(4,421)	(8,056)	(12,592)	(15,575)

Cash flows from financing activities
Dividends paid	(925)	(964)	(2,122)	(2,416)
Term loan repayments	-	(375)	-	(1,125)
Share repurchase cost	-	-	-	(146)
Shares issued	48	84	153	84
Net cash used in financing activities	(877)	(1,255)	(1,969)	(3,603)

Net increase/(decrease) in cash and cash equivalents	1,809	807	1,510	(2,580)
Effect of exchange rate fluctuations on cash held	-	145	-	75
Cash and cash equivalents at beginning of the period	10,581	10,878	10,880	14,335
Cash and cash equivalents at end of the period	12,390	11,830	12,390	11,830

Consolidated Statements of Financial Position (unaudited) ($’000’s)
	As at	December 31	September 30
		2016	2017
Total non-current assets		64,917	77,027
Inventories		7,222	8,098
Prepayments		810	2,001
Trade and other receivables		3,425	5,813
Cash and cash equivalents		14,335	11,830
Total assets		90,709	104,769
Total non-current liabilities		21,560	23,251
Current portion of term loan facility		1,410	1,666
Trade and other payables		8,077	13,135
Income taxes payable		345	1,113
Total liabilities		31,392	39,165
Total equity		59,317	65,604
Total equity and liabilities		90,709	104,769